UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common shares, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 5876H105
1.	Names of Reporting Persons. Dr. Sehat Sutardja
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 67,736,393 shares*
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 67,736,393 shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,736,393 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 10.6%
12.	Type of Reporting Person (see instructions) IN

*	Shares may be deemed beneficially owned by Dr. Sehat Sutardja and include (i) 18,253,334 shares owned by The Sutardja Family Partners, a California family limited partnership, of which Dr. Sehat Sutardja and Ms. Dai are the general partners and share voting and dispositive power, (ii) 2,455,742 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Dr. Sehat Sutardja, and (iii) 50,000 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Weili Dai. Dr. Sehat Sutardja and Ms. Dai are married to each other and live in California, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

CUSIP No. G 5876H105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Weili Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 67,736,393 shares*
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 67,736,393 shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,736,393 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 10.6%
12.	Type of Reporting Person (See Instructions) IN

*	Shares may be deemed beneficially owned by Ms. Dai and include (i) 18,253,334 shares owned by The Sutardja Family Partners, a California family limited partnership, of which Dr. Sehat Sutardja and Ms. Dai are the general partners and share voting and dispositive power, (ii) 2,455,742 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Dr. Sehat Sutardja, and (iii) 50,000 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Weili Dai. Dr. Sehat Sutardja and Ms. Dai are married to each other and live in California, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

Item 1.	(a)	Name of Issuer

Marvell Technology Group Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

Marvell Technology Group Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda

Item 2.	(a)	Name of Person Filing

Dr. Sehat Sutardja

	(b)	Address of Principal Business Office or, if none, Residence

Marvell Semiconductor, Inc.
5488 Marvell Lane
Santa Clara, CA 95054

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common shares, par value $0.002 per share

	(e)	CUSIP Number

G 5876H105

	(a)	Name of Person Filing

Weili Dai

	(b)	Address of Principal Business Office or, if none, Residence

Marvell Semiconductor, Inc.
5488 Marvell Lane
Santa Clara, CA 95054

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common shares, par value $0.002 per share

	(e)	CUSIP Number

G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1*.

(a) Amount beneficially owned: 67,736,393 shares**

(b) Percent of class: 10.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0 shares

(ii) Shared power to vote or to direct the vote 67,736,393 shares*

(iii) Sole power to dispose or to direct the disposition of 0 shares

(iv) Shared power to dispose or to direct the disposition of 67,736,393 shares*

*       Dr. Sehat Sutardja and Ms. Dai are married to each other and live in California, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

**     Shares may be deemed beneficially owned by each of the Reporting Persons and include (i) 18,253,334 shares owned by The Sutardja Family Partners, a California family limited partnership, of which Dr. Sehat Sutardja and Ms. Dai are the general partners and share voting and dispositive power, (ii) 2,455,742 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Dr. Sehat Sutardja, and (iii) 50,000 shares issuable pursuant to stock options exercisable on March 1, 2010, held by Weili Dai. Dr. Sehat Sutardja and Ms. Dai are married to each other and live in California, a community property state. As such, each may be deemed to be the beneficial owner (with voting and investment power) with respect to all of the outstanding shares held.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
Date

/s/ DR. SEHAT SUTARDJA
Signature

DR. SEHAT SUTARDJA
Name/Title

February 1, 2010
Date

/s/ WEILI DAI
Signature

WEILI DAI
Name/Title

Exhibit Index

Exhibit	Description

99.1	Agreement of Joint Filing dated as of February 1, 2010.